EXHIBIT 99.1

Shopify Announces Second-Quarter 2024 Financial Results

Revenue up 21%, and up 25% Adjusting for the Sale of Our Logistics Businesses;
Gross Profit up 25% Year Over Year;
Free Cash Flow Margin More Than Doubled Year Over Year to 16%

Internet, Everywhere - August 7, 2024 - Shopify Inc. (NYSE, TSX: SHOP), announced today financial results for the quarter ended June 30, 2024.

“Our Q2 results make it clear: Shopify is rapidly strengthening its position as a leading enabler of global commerce and entrepreneurship,” said Harley Finkelstein, President of Shopify. “More and more merchants across the world are putting their trust in Shopify’s unified commerce operating system to fuel growth and simplify complex operations. We’re fully committed to executing our growth strategies and delivering immense value to our merchants for years to come.”

“We are proud to report another quarter of robust financial performance. We drove strong growth in GMV, revenue, and gross profit, all amidst a mixed consumer spend environment, continued to take share and concurrently expanded our free cash flow margin. We delivered across every metric,” said Jeff Hoffmeister, Chief Financial Officer of Shopify. “Our results underscore our commitment to providing exceptional value to our merchants through focused operating execution and efficiency. As a high-growth global technology leader in commerce, we remain committed to leveraging our core strengths and investing in opportunities to achieve sustainable growth and long-term profitability.”

Second-Quarter Financial Highlights (all comparisons are to the second quarter of 2023)
•Gross Merchandise Volume1 (“GMV”) increased 22% to $67.2 billion
•Revenue increased 21% to $2.0 billion, which translates into year-over-year growth of 25% after adjusting for the sale of our logistics businesses
•Merchant Solutions revenue increased 19% to $1.5 billion, driven primarily by the growth of GMV and continued penetration of Shopify Payments
•Gross Payments Volume2 (“GPV”) grew to $41.1 billion, representing 61% of GMV processed in the quarter, versus $31.7 billion, or 58%
1. Gross Merchandise Volume, or GMV, represents the total dollar value of orders facilitated through the Shopify platform including certain apps and channels for which a revenue-sharing arrangement is in place in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.
2. Gross Payments Volume, or GPV, is the amount of GMV processed through Shopify Payments.

•Subscription Solutions revenue increased 27% to $563 million, driven by growth in the number of merchants and pricing increases on our subscription plans
•Monthly Recurring Revenue3 (“MRR”) as of June 30, 2024 increased 25% to $169 million, driven by growth in merchants. Shopify Plus contributed $52 million, or 31%, of MRR
•Gross profit dollars grew 25% to $1.0 billion. Gross margin for the quarter was 51.1% compared to 49.3%, driven primarily by the lack of the dilutive impact of the logistics businesses and changes in pricing plans partially offset by continued growth of payments
•Free cash flow4 was $333 million compared to free cash flow of $97 million
•Free cash flow margin4 for the quarter was 16% compared to free cash flow margin of 6%
•Cash and marketable securities were $5.0 billion as of June 30, 2024, and we had a net cash position of $4.1 billion after consideration of our outstanding convertible notes

2024 Outlook
The outlook that follows supersedes all prior financial outlook statements made by Shopify, constitutes forward-looking information within the meaning of applicable securities laws, and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control. Please see “Forward-looking Statements” below for more information.

For the third quarter of 2024, we expect:
•Revenue to grow at a low-to-mid-twenties percentage rate on a year-over-year basis;
•Gross margin to be higher by approximately 50 basis points compared to Q2 2024;
•GAAP operating expense as a percentage of revenue to be 41% to 42%;
•Stock-based compensation to be $120 million; and
•Free cash flow margin to be similar to Q2 2024. We continue to expect to deliver double-digit free cash flow margin for the rest of the year.

Quarterly Conference Call
Shopify’s management team will hold a conference call to discuss our second-quarter results today, August 7, 2024, at 8:30 a.m. ET. The conference call will be webcast on the investor relations section of Shopify’s website at https://investors.shopify.com/news-and-events/. An archived replay of the webcast will be available following the conclusion of the call.

Shopify’s Second Quarter 2024 Interim Unaudited Condensed Consolidated Financial Statements and Notes and its Second Quarter 2024 Management's Discussion and Analysis will be available on Shopify’s website at website at www.shopify.com and will be filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
3. Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month. In the three months ended March 31, 2024, the Company revised the inclusion of paid trials in the calculation of MRR. Please refer to “Key Performance Indicators” below for more information.
4. Free Cash Flow and Free Cash Flow Margin are non-GAAP financial measures. Please refer to “Non-GAAP and Other Financial Measures” below for more information.

About Shopify
Shopify is the leading global commerce company that provides essential internet infrastructure for commerce, offering trusted tools to start, scale, market, and run a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for speed, customization, reliability, and security, while delivering a better shopping experience for consumers online, in store and everywhere in between. Shopify powers millions of businesses in more than 175 countries and is trusted by brands such as Mattel, Gymshark, Heinz, FTD, Netflix, Kylie Cosmetics, SKIMS, Supreme, and many more. For more information, visit www.shopify.com.

Forward-looking Statements
This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements related to Shopify’s planned business initiatives and operations and outlook, the performance of Shopify's merchants, and the impact of Shopify's business on its merchants and other entrepreneurs. Words such as “continue”, “could”, “will”, “believe”, “assume” and “expect” or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to: sustaining our rapid growth; managing our growth; our potential inability to compete successfully against current and future competitors; the security of personal information we store relating to merchants and their buyers, as well as consumers with whom we have a direct relationship including users of our apps; a cyberattack or security breach; our ability to innovate; the impact of worldwide economic conditions, particularly softening economic growth in key regions including Europe and the United States, including the resulting effect on spending by small and medium-sized businesses or their buyers; our current reliance on a few suppliers to provide the technology we offer through Shopify Payments; the reliance of our business, including the services we provide to merchants, in part on the success of our strategic relationships with third parties; our limited operating history in new and developing markets and new geographic regions; international sales and operations and the use of our platform in various countries; our potential inability to hire, retain and motivate qualified personnel, including key personnel; our reliance on third-party cloud providers to deliver our services; complex and changing laws and regulations worldwide; our dependence on the continued services and performance of our senior management and other key employees; payments processed through Shopify Payments, Shop Pay Installments, or payments processed or funds managed through Shopify Balance; our potential failure to effectively maintain, promote and enhance our brand; our history of losses and our efforts to maintain profitability; serious errors or defects in our software or hardware; evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations that may limit the use and adoption of our services; acquisitions and investments, including strategic investments and fluctuations in our share of income and loss from equity method investment; risks associated with Shopify Capital, and offering financing to merchants; our potential inability to achieve or maintain data transmission capacity; potential claims by third parties of intellectual property infringement or other third party or governmental claims, litigation, disputes, or other proceedings; activities of merchants or partners or the content of merchants' shops and our ability to detect and address unauthorized activity on our platform; unanticipated changes in tax laws or adverse outcomes resulting from examination of our income or other tax returns; being required to collect federal, state, provincial or local business taxes, sales and use taxes or other indirect taxes in additional jurisdictions on transactions by our merchants; changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers; our potential inability to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology; our pricing decisions and changes to our pricing models for our solutions; our use of open source software; seasonal fluctuations in our operating results; exchange rate fluctuations that may negatively affect our results of operations; our dependence upon buyers’ and merchants’ access to, and willingness to use, the internet for commerce; provisions of our financial instruments including our convertible notes; our potential inability to raise additional funds as may be needed to pursue our growth strategy or continue our operations, on favorable terms or at all; our tax loss carryforwards; the ownership of our shares; our ability to maintain an effective system of internal controls over financial reporting; the perceived impact of a return on investment without issuing a dividend; our status as a foreign private issuer and the laws applicable to us as a foreign private issuer; the impact of provisions of Canadian law applicable to us; provisions of our constating documents and charter documents; and other events and factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release, represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:	MEDIA:
Carrie Gillard	Alex Lyons
Director, Investor Relations	Senior Lead, External Communications
IR@shopify.com	press@shopify.com
SOURCE: Shopify

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive (Loss) Income
(Expressed in US millions, except share and per share amounts)

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	$	$	$	$
Revenues
Subscription solutions	563	444	1,074	826
Merchant solutions	1,482	1,250	2,832	2,376
	2,045	1,694	3,906	3,202
Cost of revenues
Subscription solutions	97	85	192	169
Merchant solutions	903	774	1,712	1,481
	1,000	859	1,904	1,650
Gross profit	1,045	835	2,002	1,552
Operating expenses
Sales and marketing	353	321	714	608
Research and development	349	648	684	1,106
General and administrative	60	131	184	254
Transaction and loan losses	42	31	93	73
Impairment on sales of Shopify's logistics businesses	—	1,340	—	1,340
Total operating expenses	804	2,471	1,675	3,381
Income (loss) from operations	241	(1,636)	327	(1,829)
Other (expense) income, net
Interest income	80	58	159	110
Net (loss) gain on investments	(120)	281	(537)	496
Foreign exchange gain (loss)	2	(4)	(2)	(2)
Total other (expense) income, net	(38)	335	(380)	604
Income (loss) before income taxes	203	(1,301)	(53)	(1,225)
Provision for income taxes	(32)	(10)	(49)	(18)
Net income (loss)	171	(1,311)	(102)	(1,243)
Other comprehensive (loss) income	(1)	11	(9)	20
Comprehensive income (loss)	170	(1,300)	(111)	(1,223)

Net income (loss) per share attributable to shareholders:
Basic	$0.13	$(1.02)	(0.08)	(0.97)
Diluted	$0.13	$(1.02)	(0.08)	(0.97)

Weighted average shares used to compute net income (loss) per share attributable to shareholders:
Basic	1,288,900,183	1,280,407,642	1,288,138,451	1,278,655,866
Diluted	1,299,913,079	1,280,407,642	1,288,138,451	1,278,655,866

Shopify Inc.
Condensed Consolidated Balance Sheets
(Expressed in US millions except share amounts)

	As of
	June 30, 2024	December 31, 2023
	$	$
Assets
Current assets
Cash and cash equivalents	1,541	1,413
Marketable securities	3,480	3,595
Trade and other receivables, net	275	282
Loans and merchant cash advances, net	918	816
Other current assets	188	169
	6,402	6,275
Long-term assets
Property and equipment, net	51	49
Operating lease right-of-use assets, net	93	98
Intangible assets, net	26	29
Deferred tax assets	44	44
Equity and other investments ($2,474 and $2,977, carried at fair value)	3,590	3,597
Equity method investment	691	780
Goodwill	449	427
	4,944	5,024
Total assets	11,346	11,299
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	559	579
Deferred revenue	298	302
Operating lease liabilities	17	17
	874	898
Long-term liabilities
Deferred revenue	170	196
Operating lease liabilities	203	217
Convertible senior notes	917	916
Deferred tax liabilities	10	6
	1,300	1,335
Commitments and contingencies
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 1,210,505,123 and 1,207,318,947, issued and outstanding; unlimited Class B restricted voting shares authorized, 79,294,166 and 79,251,346 issued and outstanding; 1 Founder share authorized, 1 and 1 issued and outstanding	9,368	9,201
Additional paid-in capital	301	251
Accumulated other comprehensive (loss) income	(5)	4
Accumulated deficit	(492)	(390)
Total shareholders’ equity	9,172	9,066
Total liabilities and shareholders’ equity	11,346	11,299

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(Expressed in US millions)

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	$	$	$	$
Cash flows from operating activities
Net income (loss) for the period	171	(1,311)	(102)	(1,243)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization and depreciation	10	17	20	47
Stock-based compensation	106	280	211	415
Provision for transaction and loan losses	26	15	54	43
Deferred income tax expense	2	2	3	3
Revenue related to non-cash consideration	(21)	(39)	(56)	(87)
Impairment on sales of Shopify's logistics businesses	—	1,340	—	1,340
Net loss (gain) on equity and other investments	76	(281)	449	(496)
Net loss on equity method investment	44	—	88	—
Unrealized foreign exchange (gain) loss	(2)	1	4	(2)
Changes in operating assets and liabilities	(72)	94	(93)	198
Net cash provided by operating activities	340	118	578	218
Cash flows from investing activities
Purchases of property and equipment	(7)	(21)	(13)	(35)
Purchases of marketable securities	(1,834)	(1,279)	(3,971)	(2,377)
Maturities of marketable securities	1,663	1,245	3,810	2,642
Purchases and originations of loans	(710)	(457)	(1,285)	(806)
Repayments and sales of loans	594	279	1,139	445
Purchases of equity and other investments	(106)	(14)	(107)	(104)
Acquisition of businesses, net of cash acquired	(26)	—	(26)	(31)
Other	2	(26)	2	(26)
Net cash used in investing activities	(424)	(273)	(451)	(292)
Cash flows from financing activities
Proceeds from the exercise of stock options	3	26	6	32
Net cash provided by financing activities	3	26	6	32
Effect of foreign exchange on cash and cash equivalents	(1)	2	(5)	4
Net increase in cash and cash equivalents	(82)	(127)	128	(38)
Cash and cash equivalents – Beginning of Period	1,623	1,738	1,413	1,649
Cash and cash equivalents – End of Period	1,541	1,611	1,541	1,611

Non-GAAP and Other Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with United States generally accepted accounting principles (“GAAP”), Shopify uses certain non-GAAP and other financial measures to provide additional information in order to assist investors in understanding our financial and operating performance. These measures are not recognized measures for financial presentation under U.S. GAAP, do not have standardized meanings, and may not be comparable to similar measures presented by other public companies.

Adjusted gross profit, adjusted sales and marketing, adjusted research and development, adjusted general and administrative expenses, adjusted impairment on sales of Shopify's logistics businesses, adjusted operating income/loss, adjusted net income/loss and adjusted net income/loss per share are non-GAAP financial measures that exclude the effect of stock-based compensation expenses and related payroll taxes, accelerated stock-based compensation, amortization of acquired intangibles, severance related costs, provisions associated with litigation-related accruals, real estate-related impairment charges, and impairment on sales of Shopify’s logistics businesses. Adjusted net income/loss and adjusted net income/loss per share also exclude unrealized and realized gains and losses on equity and other investments, net loss on equity method investment, and tax effects related to non-GAAP adjustments. Operating leverage is a non-GAAP ratio that is calculated by dividing adjusted operating expenses by revenue. Free cash flow is a non-GAAP financial measure calculated as cash flow from operations less capital expenditures. Free cash flow margin is a non-GAAP ratio calculated as free cash flow divided by revenue. Shopify considers free cash flow and free cash flow margin as indicators of the efficiency and liquidity of Shopify's business, showing cash available after capital expenditures, to make strategic investments and drive future growth.

Management uses non-GAAP and other financial measures internally for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Shopify believes that these non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. The non-GAAP and other financial measures used herein be considered as a supplement to, and not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. See the financial tables below for a reconciliation of the non-GAAP measures.

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results
(Expressed in US millions, except share and per share amounts)

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	$	$	$	$
GAAP Gross profit	1,045	835	2,002	1,552
% of Revenue	51%	49%	51%	48%
add: stock-based compensation and related payroll taxes	3	1	4	3
add: amortization of acquired intangibles	4	8	8	27
Adjusted Gross profit	1,052	844	2,014	1,582
% of Revenue	51%	50%	52%	49%

GAAP Sales and marketing	353	321	714	608
% of Revenue	17%	19%	18%	19%
less: stock-based compensation and related payroll taxes	10	12	22	27
less: accelerated stock-based compensation	—	1	—	1
less: amortization of acquired intangibles	—	1	—	3
less: severance related costs	—	28	—	28
Adjusted Sales and marketing	343	279	692	549
% of Revenue	17%	16%	18%	17%

GAAP Research and development	349	648	684	1,106
% of Revenue	17%	38%	18%	35%
less: stock-based compensation and related payroll taxes	73	88	145	194
less: accelerated stock-based compensation	—	164		164
less: severance related costs	—	102	—	102
Adjusted Research and development	276	294	539	646
% of Revenue	13%	17%	14%	20%

GAAP General and administrative	60	131	184	254
% of Revenue	3%	8%	5%	8%
less: stock-based compensation and related payroll taxes	23	19	49	37
less: severance related costs	—	18	—	18
less: benefit related to legal contingencies	(55)	—	(55)	—
Adjusted General and administrative	92	94	190	199
% of Revenue	4%	6%	5%	6%

GAAP Transaction and loan losses	42	31	93	73
% of Revenue	2%	2%	2%	2%

GAAP Impairment on sales of Shopify's logistics businesses	—	1,340	—	1,340
% of Revenue	—%	79%	—%	42%
less: impairment on sales of Shopify's logistics businesses	—	1,340	—	1,340
Adjusted Impairment on sales of Shopify's logistics businesses	—	—	—	—
% of Revenue	—%	—%	—%	—%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US millions, except share and per share amounts)

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	$	$	$	$
GAAP Operating expenses	804	2,471	1,675	3,381
% of Revenue	39%	146%	43%	106%
less: stock-based compensation and related payroll taxes	106	119	216	258
less: accelerated stock-based compensation	—	165	—	165
less: amortization of acquired intangibles	—	1	—	3
less: severance related costs	—	148	—	148
less: benefit related to legal contingencies	(55)	—	(55)	—
less: impairment on sales of Shopify's logistics businesses	—	1,340	—	1,340
Adjusted Operating expenses	753	698	1,514	1,467
% of Revenue	37%	41%	39%	46%

GAAP Operating income (loss)	241	(1,636)	327	(1,829)
% of Revenue	12%	(97)%	8%	(57)%
add: stock-based compensation and related payroll taxes	109	120	220	261
add: accelerated stock-based compensation	—	165	—	165
add: amortization of acquired intangibles	4	9	8	30
add: severance related costs	—	148	—	148
add: benefit related to legal contingencies	(55)	—	(55)	—
add: impairment on sales of Shopify's logistics businesses	—	1,340	—	1,340
Adjusted Operating income (loss)	299	146	500	115
% of Revenue	15%	9%	13%	4%

GAAP Net (loss) income	171	(1,311)	(102)	(1,243)
% of Revenue	8%	(77)%	(3)%	(39)%
add: stock-based compensation and related payroll taxes	109	120	220	261
add: accelerated stock-based compensation	—	165	—	165
add: amortization of acquired intangibles	4	9	8	30
add: severance related costs	—	148	—	148
add: benefit related to legal contingencies	(55)	—	(55)	—
add: impairment on sales of Shopify's logistics businesses	—	1,340	—	1,340
add: net loss (gain) on equity and other investments	76	(281)	449	(496)
add: net loss on equity method investment	44	—	88	—
add: income tax effects related to non-GAAP adjustments	(4)	(12)	(7)	(15)
Adjusted Net income	345	178	601	190
% of Revenue	17%	11%	15%	6%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US millions, except share and per share amounts)

	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
	$	$	$	$
Basic GAAP Net (loss) income per share attributable to shareholders	0.13	(1.02)	(0.08)	(0.97)
add: stock-based compensation and related payroll taxes	0.08	0.09	0.17	0.20
add: accelerated stock-based compensation	—	0.13	—	0.13
add: amortization of acquired intangibles	—	0.01	0.01	0.02
add: severance related costs	—	0.12	—	0.12
add: benefit related to legal contingencies	(0.04)	—	(0.04)	—
add: impairment on sales of Shopify's logistics businesses	—	1.05	—	1.05
add: net loss (gain) on equity and other investments	0.06	(0.22)	0.35	(0.39)
add: net loss on equity method investment	0.03	—	0.07	—
add: income tax effects related to non-GAAP adjustments	—	(0.01)	(0.01)	(0.01)
Basic Adjusted Net income per share attributable to shareholders	0.26	0.14	0.47	0.15
Weighted average shares used to compute GAAP and adjusted basic net (loss) income per share attributable to shareholders	1,288,900,183	1,280,407,642	1,288,138,451	1,278,655,866

Diluted GAAP Net (loss) income per share attributable to shareholders(1)	0.13	(1.01)	(0.08)	(0.96)
add: stock-based compensation and related payroll taxes	0.08	0.09	0.17	0.20
add: accelerated stock-based compensation	—	0.13	—	0.13
add: amortization of acquired intangibles	—	0.01	0.01	0.02
add: severance related costs	—	0.11	—	0.11
add: benefit related to legal contingencies	(0.04)	—	(0.04)	—
add: impairment on sales of Shopify's logistics businesses	—	1.03	—	1.04
add: net loss (gain) on equity and other investments	0.06	(0.22)	0.35	(0.38)
add: net loss on equity method investment	0.03	—	0.07	—
add: income tax effects related to non-GAAP adjustments	—	(0.01)	(0.01)	(0.01)
Diluted Adjusted Net income per share attributable to shareholders	0.26	0.14	0.47	0.15
Weighted average shares used to compute GAAP and adjusted diluted net (loss) income per share attributable to shareholders(1)	1,299,913,079	1,295,383,119	1,299,814,389	1,293,697,550
(1) As the adjustments to GAAP net loss per share for the six months ended June 30, 2024 have resulted in an adjusted net income per share, the diluted GAAP net loss and the weighted average shares used to compute GAAP and non-GAAP diluted net (loss) income have been adjusted to reflect the effect of dilutive securities.

Free Cash Flow Reconciliation
The following table illustrates how free cash flow is calculated in this press release:

	Three months ended
	June 30, 2024	June 30, 2023
	$	$
	(in millions, except percentages)
Net cash provided by operating activities	340	118
less: capital expenditures(1)	(7)	(21)
Free cash flow	333	97
Revenue	2,045	1,694
Free cash flow margin	16%	6%
(1) Capital expenditures is equivalent to the amount included in “Purchases of property and equipment” on our condensed consolidated statements of cash flows for the reported period.

Financial Performance Constant Currency Analysis
The following table converts our GMV, revenues, gross profit and (loss) income from operations using the comparative period's monthly average exchange rates. The table below setting out the effect of foreign exchange rates on GMV and our consolidated statements of operations disclosure is a supplement to our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP. We have provided the below disclosure as we believe it presents a clear comparison of our period to period operating results by removing the impact of fluctuations in foreign exchange rates and to assist investors in understanding our financial and operating performance. Adjusted gross profit and adjusted operating income/loss are not recognized measures for financial statement presentation under U.S. GAAP, do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with U.S. GAAP.

	Three months ended June 30,
	GMV	Revenue	Subscription Solutions Revenue	Merchant Solutions Revenue	Gross Profit	(Loss) Income from Operations
	(in millions, except percentages)
2023 As Reported (GAAP, excl. GMV)	$55,012	$1,694	$444	$1,250	$835	$(1,636)
2023 As Adjusted	$55,012	$1,694	$444	$1,250	$844	$146
2024 As Reported (GAAP, excl. GMV)	$67,245	$2,045	$563	$1,482	$1,045	$241
2024 As Adjusted	$67,245	$2,045	$563	$1,482	$1,052	$299
Percentage Change Y/Y (GAAP, excl. GMV)	22%	21%	27%	19%	25%	(115)%
Percentage Change Y/Y (As Adjusted)	22%	21%	27%	19%	25%	105%
Constant Currency Impact	$(583)	$(5)	$(1)	$(4)	$—	$6
Percentage Change Y/Y (GAAP, excl. GMV) Constant Currency	23%	21%	27%	19%	25%	(114)%
Percentage Change Y/Y (As Adjusted, excl. GMV) Constant Currency	23%	21%	27%	19%	25%	101%

Key Performance Indicators
The following represents a summary of our key performance indicators, along with period-over-period changes:

	Three months ended		2024 vs. 2023
	June 30, 2024	June 30, 2023	% Change / Change (bps)
	(in millions, except percentages)
GMV	$67,245	$55,012	22%
GPV	$41,104	$31,682	30%
GPV as a % of GMV	61%	58%	350 bps
MRR(1)	$169	$135	25%
Shopify Plus MRR as a % of total MRR	31%	30%	100 bps
Revenue	$2,045	$1,694	21%
(1) In the three months ended March 31, 2024, the Company revised the inclusion of paid trials in the calculation of MRR. Revised MRR for the three months ended March 31, 2023, June 30, 2023, September 30, 2023 and December 31, 2023 were $114 million, $135 million, $137 million, $144 million, respectively.